Exhibit 19
Expedia Group, Inc.
Securities Trading Policy
OVERVIEW

Expedia Group, Inc. ("Expedia Group" or the "Company") has adopted this Securities Trading Policy (this “Policy”) to promote compliance with federal securities laws by Covered Persons, as defined below. This Policy is also designed to protect an important corporate asset: Expedia Group’s reputation for integrity and ethical conduct. This Policy governs transactions by Covered Persons in securities of Expedia Group or any other issuer where violations of the securities laws could arise.

As a result of applicable securities laws and this Policy, Covered Persons may, from time to time, have to forego or delay a desired securities transaction, and may suffer economic loss or forego anticipated profit as a result.

COVERED PERSONS

This Policy applies to all Covered Persons. Covered Persons are:
•directors, officers, and employees, of Expedia Group and its brands and businesses (other than employees of trivago N.V. or any of its subsidiaries who are subject to trivago’s Securities Trading Policy);
•immediate family members living with a Covered person, including spouses, domestic partners, minor children and other family members;
•other persons or entities whose securities trading decisions are controlled or influenced by a Covered Person (“Affiliated Persons and Entities”); and
•any other persons (such as contractors or consultants) who have access to material non-public information concerning Expedia Group and its subsidiaries from time to time.

You are personally responsible for the actions of your family members or other persons deemed to be Covered Persons by virtue of their relationship with you.
PROHIBITED ACTIVITIES

1.Trading while in possession of Material, Non-Public Information. Covered Persons may not buy, sell, gift or otherwise transfer Expedia Group securities while aware of any Material Non-Public Information relating to Expedia Group. A Covered Person may trade only when all material information known to such person has been available to investors generally for at least two full trading days following the day such information has become public or is no longer material. The foregoing prohibited transactions also apply to trading in the securities of other companies if a Covered Person becomes aware of Material Non-Public Information relating to such companies in the course of performing his or her duties for Expedia Group.

2.Tipping. A Covered Person may not (a) pass any Material Non-Public Information concerning Expedia Group to another person, whether or not the recipient has any intention to trade in Expedia Group Securities, except as required in the course of performing his or her duties for Expedia Group, or (b) make recommendations or express opinions regarding trading in the securities of any company while aware of Material Non-Public Information regarding such company.

3.Short Sales, Derivative Transactions and Hedging Transactions Regardless of whether a Covered Person is in possession of Material Non-Public Information, no Covered Person may engage in: (i) transactions in publicly traded options, such as puts, calls and other derivative securities, relating to Expedia Group securities, (ii) short sales with respect to Expedia Group securities and/or (iii) hedging transactions or monetization transactions, such as zero-cost collars and forward sale contracts, that involve the establishment of a short position in the Company securities.
Material Non-Public Information is any material information, whether positive or negative, that has not been previously disclosed to the general public through a press release or securities filings (e.g., the Expedia Group’s periodic reports filed with the Securities and Exchange Commission, or “SEC”) and is otherwise not available to the general public. Information should be regarded as material if there is a reasonable likelihood that it would be considered important to a reasonable investor in making an investment decision to buy, hold or sell securities, or that it would affect the market price of the securities. What is material is usually determined on a case-by-case basis, in light of all the surrounding circumstances. Examples of material information may include, but are not limited to, the following:

•Operating or financial results (both actual and unpublished estimates);
•Unpublished projections of future earnings or losses;
•Changes in dividend payments, stock splits and stock repurchase programs;
•Proposed major spending programs;
•A pending or proposed acquisition or divestiture of a significant business or significant assets, or other significant business transaction;
•Pending or threatened regulatory or litigation proceedings, including the status or resolution thereof;
•Significant changes in senior management or the Board of Directors of the Company;
•A significant cybersecurity breach or incident;

•Public or private offerings of debt or securities, or other financings;
•Significant changes in accounting treatment, write-offs or effective tax rate; and
•New major contracts, suppliers, customers (or the loss thereof).
This list is illustrative only and is not intended to provide a comprehensive list of circumstances that could give rise to material information.

SPECIFIC APPLICATIONS

1.Exercising Stock Options. This Policy’s trading restrictions do not apply to cash-funded exercises of stock options or warrants where cash is tendered to pay the option price or related taxes (i.e. where no Company stock is sold to fund the exercise price and/or related taxes). This Policy’s trading restrictions do apply, however, to any sale of Company stock, whether in connection with a broker-assisted “cashless” exercise (i.e. where Company stock is sold to fund the exercise price and/or related taxes) or otherwise.

2.Expedia Group’s 401(k) Plan. This Policy’s trading restrictions do not apply to purchases of the Company stock, if available as an investment option, in Expedia Group’s 401(k) plan resulting from periodic contributions of money to the plan pursuant to payroll deduction elections. This Policy’s trading restrictions do apply, however, to certain elections that may be made under the 401(k) plan, including (a) an election to begin participation in or increase or decrease the percentage of periodic contributions that will be allocated to the Expedia Group stock fund, (b) an election to make an intra-plan transfer of an existing account balance into or out of the Expedia Group stock fund, (c) an election to borrow money against a 401(k) plan account if the loan will result in a liquidation of some or all of a participant’s Expedia Group stock fund balance, and (d) an election to pre-pay a plan loan if the pre-payment will result in allocation of loan proceeds to the Expedia Group stock fund. Additionally, if you are a director or an executive officer, you may also be subject to event-specific blackouts pursuant to the SEC's Regulation BTR (Blackout Trading Restriction). This regulation prohibits certain sales and other transfers by insiders during specified pension plan blackout periods.
3.Employee Stock Purchase Plans. This Policy does not apply to purchases of Expedia Group securities under the Company’s Employee Stock Purchase Plans (the “ESPPs”) resulting from periodic contributions of money to the plan pursuant to the elections made at the time of enrollment in the ESPP. However, this Policy does apply to a Covered Person’s election to participate in the ESPPs and to a participant’s sales of Expedia Group securities purchased pursuant to the ESPPs.
4.Trading Pursuant to Rule 10b5-1 Trading Plans. Rule 10b5-1 of the Securities Exchange Act of 1934, as amended (“Rule 10b5-1”) provides an affirmative defense against insider trading liability, regardless of a person’s possession of material non-public information, if the relevant trade is executed pursuant to a pre-arranged, written plan satisfying the requirements of Rule 10b5-1 (a “trading plan”) that was established at a time when the person was not in possession of material non-public information. Rule 10b5-1 is a complicated rule that requires sophisticated planning and should not be relied upon without the advice of one’s own legal counsel or personal financial advisor. Trades in securities of Expedia Group that are executed pursuant to an approved trading plan are not subject to the prohibition on trading while in possession of material non-public information contained in this Policy or to the restrictions set forth herein relating to pre-clearance procedures and trading windows. In the sole discretion of Expedia Group Legal and subject to any other limitations or restrictions that may be imposed pursuant to the Policy and/or by Expedia Group Legal from time to time, Expedia Group may permit Expedia Group Insiders (as defined below) to engage in transactions outside of trading window periods pursuant to a trading plan that has received advance written approval from Expedia Group Legal during a trading window. Trading plans may not be instituted, amended or terminated (and deviations from such plans may not be made) at a time when the relevant Expedia Group Insider is in possession of any material non-public information or otherwise outside of a trading window and without the advance approval of Expedia Group Legal.

Once a trading plan is approved and adopted by an Expedia Group Insider, such person must not exercise any influence over the number of securities to be traded, the price at which they are to be traded or the date(s) of trade(s). The trading plan must include a cooling-off period before trading can commence. For Expedia Group directors or officers, such cooling-off period must end on the later of 90 days after the adoption of the trading plan or two business days following the disclosure of Expedia Group’s financial results in a periodic report for the fiscal quarter in which the plan was adopted (but in any event, subject to a maximum of 120 days after adoption of the trading plan). For other Expedia Group Insiders, such cooling-off period must end no earlier than 30 days following the adoption of the trading plan. Modifications of trading plans relating to the amount, price or timing of transactions are subject to the same cooling-off periods as if a new plan was adopted. Expedia Group Insiders may not enter into overlapping trading plans (subject to certain exceptions) and may only enter into one single-trade trading plan during any twelve-month period (subject to certain exceptions). In the case of trading plans approved and adopted by Expedia directors and officers, such plans must include a representation certifying that: (i) the relevant Expedia Group director or officer is not aware of any material non-public information and (ii) such individual is adopting the trading plan in good faith and not as part of a plan or scheme to evade the prohibitions set forth in Rule 10b-5 of the Securities Exchange Act of 1934, as amended. All Expedia Group Insiders entering into a trading plan must act in good faith with respect to such plan.
5.Pledges of Securities. Bona fide pledges of Expedia Group securities are not deemed to be transactions for the purposes of this Policy. However, the determination of whether any pledge of Expedia Group securities is subject to this Policy will depend on the circumstances surrounding a specific pledge. Any pledge of Expedia Group securities by a Covered Person that has been designated as a designated Insider may only be entered into after receipt of advance written approval from the Company’s Chief Legal Officer or their designee.

INSIDERS

Insiders. Insiders are Covered Persons that have access to Material Non-Public Information. The names of Insiders are maintained on a list kept by or on behalf of the Chief Legal Officer and include:
•All members of the Expedia Group Board of Directors and all executive officers;
•All members of the Travel Leadership Team and all persons who report directly to such individuals;
•Other senior Finance, Legal, Human Resources, Corporate Development, Investor Relations and Corporate Communications personnel; and
•Other Covered Persons who are advised by or on behalf of the Chief Legal Officer that they are Insiders.

In addition, Affiliated Persons and Entities of the persons listed above shall also be considered Expedia Group Insiders and the persons listed above shall: (i) make their respective Affiliated Persons and Entities aware of the need to confer with them before trading in securities of Expedia Group, (ii) treat all transactions in securities of Expedia Group by their respective Affiliated Persons and Entities as if they were for their own respective accounts and (iii) if any of their respective Affiliated Persons or Entities wishes to buy, sell, gift or otherwise transfer securities of Expedia Group, obtain approval on their behalf in advance from Expedia Group Legal.

The names of Expedia Group Insiders shall be maintained on a list kept by Expedia Group Legal from time to time.

Trading Procedures for Insiders.

•All Insiders are subject to Trading Windows. Insiders will only be permitted to buy, sell, gift, or otherwise transfer Expedia Group securities during an open Trading Window as set forth below. It is important to remember that even during an open Trading Window, Insiders are prohibited from buying, selling or otherwise transferring Expedia Group securities if they are in fact aware of Material Non-Public Information, unless such transaction is pursuant to an approved Trading Plan. Trading in Expedia Group securities during an open Trading Window should not be considered a “safe harbor,” and good judgment should be used at all times. Even if an open Trading Window is in effect, you may not trade in Expedia Group securities if you are aware of Material Non-public Information.
•Timing of Trading windows. Trading Windows will generally open at the open of market on the second trading day following the day on which Expedia Group publicly releases its annual or quarterly financial results, and close on the 7th day of the third month of each fiscal quarter, unless specified by Expedia Group Legal. Insiders will be informed in advance via email from a member of the Legal Department regarding the opening and closing of Trading Windows.

•Additional Trading Blackouts. From time to time, Expedia Group may also prohibit Covered Persons from engaging in transactions involving Expedia Group securities, except pursuant to an approved trading plan, when, in the judgment of the Chief Legal Officer, closing the Trading Window is warranted. The Company will generally close the Trading Window when there are material developments regarding Expedia Group that have not yet been disclosed to the public. In such event, the Chief Legal Officer or his or her designee may notify particular individuals that they should not engage in any transactions involving the Expedia Group’s securities. Such individuals may not disclose the fact that the Trading Window has been closed for such individuals.

•Designated Insiders are subject to additional Trade Pre‐clearance Requirements. To avoid inadvertent violations and even the appearance of an improper transaction (which could result, for example, where an officer engages in a trade while unaware of a pending major development), Designated Insiders must obtain a pre‐clearance from the Chief Legal Officer or his or her designee in the Legal Department, in writing or by email prior to buying, selling or gifting Expedia Group securities or adopting, modifying or terminating a Trading Plan. The Chief Legal Officer may not trade in Expedia Group securities unless the Chief Executive Officer has approved the transaction in accordance with this Policy's procedures. Designated Insiders include all directors, executive officers, Travel Leadership Team members, as well as other Insiders that from time to time may be notified that they are subject to pre‐clearance requirements. Any individual whose pre-clearance request for a trade has been denied may not disclose the fact that their pre-clearance request was denied.

•Post-Termination Transactions. Upon termination of service to the Company, Covered Persons will no longer be subject to this Policy. However, such persons will continue to be subject to the restrictions on securities trading contained in the securities laws, and (if applicable) to the Company’s policy regarding the safeguarding of confidential information. Notwithstanding the foregoing, in the case of Expedia Group Insiders, such persons may not trade in securities of Expedia Group until the opening of the first trading window following their termination of service.

INDIVIDUAL RESPONSIBILITY

Covered Persons have ethical and legal obligations to maintain the confidentiality of information about Expedia Group and its subsidiaries and to not engage in transactions in securities of Expedia Group while in possession of material non-public information. Each director, officer, employee, contractor and consultant of Expedia Group and its subsidiaries is responsible for making sure that they and their Affiliated Persons and Entities comply with this Policy. In all cases, the responsibility for determining whether a person is in possession of material non-public information rests with that person, and any action on the part of Expedia Group, Expedia Group Legal or any other Expedia Group employee pursuant to this Policy (or otherwise) does not in any way constitute legal advice or insulate any person from liability under applicable securities laws.

PENALTIES FOR INSDER TRADING AND OTHER VIOLATIONS

The consequences of prohibited insider trading or tipping can be severe and may result in private lawsuits for damages or in civil or criminal proceedings by the SEC and federal prosecutors. In addition, liability also may be imposed on Expedia Group for a Covered Person’s violation of securities laws. Penalties may include. among others, civil injunctions, disgorgement of profits, jail sentences, and fines. A person can be subject to some or all of the penalties even if he or she does not personally benefit from the violation.

Covered Persons should be aware that the Company may initiate or cooperate in proceedings resulting in such penalties. In addition, any violation of this Policy can be expected to result in serious sanctions by Expedia Group, including dismissal, suspension without pay, loss of pay or bonus, loss of benefits, demotion and/or other sanctions, whether or not the violation of this Policy and/or any other Expedia Group policy or procedure also constitutes a violation of law.
Questions
Please contact Expedia Group Legal directly with any questions regarding a particular securities transaction, or the Policy generally.